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SEC 17018225 N

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
| --- |
| 8-29827 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/01/16 (MM/DD/YY) AND ENDING 6/30/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Worth Financial Group Inc.**

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16660 Dallas Parkway, Suite 2200
(No. and Street)

| Dallas | Texas | 75248 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Clark (469) 916-4287
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Phillip V. George, PLLC**
(Name – *if individual, state last, first, middle name*)

| **5179 CR 1026** | **Celeste** | **Texas** | **75423** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jim W. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Worth Financial Group Inc., as of June 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



LISA LEE GESIN
Notary Public, State of Texas
My Commission Expires
July 29, 2018


Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CONTENTS**

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Worth Financial Group Inc.

We have audited the accompanying statement of financial condition of Worth Financial Group Inc. (a Texas corporation) as of June 30, 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Worth Financial Group Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Worth Financial Group Inc. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Worth Financial Group Inc.'s financial statements. The supplemental information is the responsibility of Worth Financial Group Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
August 22, 2017



5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

# WORTH FINANCIAL GROUP INC.
## Statement of Financial Condition
## June 30, 2017

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 8,104 |
| Commissions receivable | 33,460 |
| Clearing deposit | 15,009 |
| Property and equipment, net | 2,912 |
| **TOTAL ASSETS** | $ 59,485 |
| | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| **Liabilities** | |
| Accounts payable | $ 10,854 |
| Accrued compensation | 19,586 |
| Total Liabilities | 30,440 |
| **Stockholders' Equity** | |
| Preferred stock, $100 par value, 500,000 shares authorized, no shares issued and outstanding | - |
| Common stock, $.01 par value, 9,500,000 shares authorized, 300,000 shares issued and outstanding | 3,000 |
| Additional paid-in capital | 32,500 |
| Accumulated deficit | (6,455) |
| TOTAL STOCKHOLDERS' EQUITY | 29,045 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 59,485 |

See notes to financial statements.

# WORTH FINANCIAL GROUP INC.
## Statement of Income
## Year Ended June 30, 2017

| | |
|---|---|
| **Revenue** | |
| Securities commissions | $ 339,527 |
| Investment advisory fees | 166,611 |
| Mutual fund share commissions | 184,926 |
| Insurance commissions | 20,846 |
| Other revenue | 8,759 |
| TOTAL REVENUE | 720,669 |
| **Expenses** | |
| Compensation and related costs | 417,479 |
| Clearing charges | 140,391 |
| Professional fees | 76,372 |
| Occupancy and equipment | 18,087 |
| Regulatory fees | 15,940 |
| Communications | 18,012 |
| Insurance | 33,994 |
| Other expenses | 8,167 |
| TOTAL EXPENSES | 728,442 |
| **NET LOSS** | $ (7,773) |

See notes to financial statements.

## WORTH FINANCIAL GROUP INC.
## Statement of Changes in Stockholders' Equity
## Year Ended June 30, 2017

| | Common Shares | Common Stock | Additional Paid-in Capital | Retained Earnings/ (Accumulated Deficit) | Total |
|---|---|---|---|---|---|
| Balances at June 30, 2016 | 300,000 | $ 3,000 | $ 32,500 | $ 1,318 | $ 36,818 |
| Net loss | - | - | - | (7,773) | (7,773) |
| Balances at June 30, 2017 | 300,000 | $ 3,000 | $ 32,500 | $ (6,455) | $ 29,045 |

See notes to financial statements.

## WORTH FINANCIAL GROUP INC.
### Statement of Cash Flows
### Year Ended June 30, 2017

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net loss | $ (7,773) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation | 1,034 |
| Changes in assets and liabilities | |
| Increase in commissions receivable | (14,135) |
| Increase in clearing deposit | (2) |
| Decrease in security deposit | 1,237 |
| Increase in accounts payable | 9,421 |
| Decrease in accrued compensation | (2,518) |
| Net cash used in operating activities | (12,736) |
| Net change in cash | (12,736) |
| Cash at beginning of year | 20,840 |
| Cash at end of year | $ 8,104 |

**Supplemental Disclosures of Cash Flow Information:**

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ - |
| Income taxes - federal | $ - |
| Income taxes - state | $ - |

See notes to financial statements.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Worth Financial Group Inc. (the Company) was organized in March 1983 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is also a registered investment advisor with the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker/dealer, will clear securities transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company's operations consist primarily of providing securities brokerage, insurance brokerage, and investment advisory services to individuals located in the state of Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method and declining balance method over estimated useful lives of five to seven years.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

General securities commissions and related expenses are recorded on a trade date basis.

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed monthly in arrears.

Mutual fund commissions and the related expenses are recorded on the trade date. Mutual fund trail fees are accrued as earned.

Insurance commissions and the related expenses are recorded on insurance products when the policies are funded by the customer and accepted by the insurance company, and on contracts that remain in force, trail fees and renewal commissions are accrued as earned.

Income Taxes

As of June 30, 2017, open Federal tax years subject to examination include the tax years ended June 30, 2014 through June 30, 2016.

The Company is also subject to state income taxes.

## Note 2 - Transactions with Clearing Broker/Dealer

The Company has an agreement with a national clearing broker/dealer to provide clearing, execution and other related services. The agreement requires the Company to maintain a minimum of $15,000 in an account with the clearing broker-dealer.

## Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2017, the Company had net capital of $24,521, which was $19,521 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.24 to 1.

**Note 4 - Property and Equipment**

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

| | |
|---|---|
| Furniture and fixtures | $ 15,322 |
| Computer equipment | 17,160 |
| Software | 1,476 |
| | 33,958 |
| Accumulated depreciation | (31,046) |
| | $ 2,912 |

Depreciation expense for the year was $1,034 and is reflected in the accompanying statement of income as occupancy and equipment costs.

**Note 5 - Income Taxes**

The Company has a current year tax loss; therefore, there is no provision for current taxes. The Company has a net operating loss carryforward of approximately $30,000 available to offset future taxable income, which begins expiring in 2033. The net operating loss carryforward creates a deferred tax asset of approximately $4,500; however, the entire amount has been offset by valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

**Note 6 - Commitments and Contingencies**

Office Lease

The Company leases office space under a noncancelable operating lease through July 2019. Future minimum lease payments due for each of the years ending June 30 are as follows:

| | |
|---|---|
| 2018 | $ 16,425 |
| 2019 | 16,500 |
| 2020 | 1,375 |
| Thereafter | - |
| | $ 34,300 |

The terms of the lease require the Company to provide liability insurance and cover certain general operating expenses with provision for escalation. Office rent expense for the year was $16,928 and is reflected in the accompanying statement of income in occupancy and equipment.

## Note 6 - Commitments and Contingencies

Contingencies

As of June 30, 2017, the Company has one open arbitration claim and one open litigation claim filed against it. The nature of these claims is related to the Company's activities in the securities industry. The arbitration filed seeks material damages of approximately $200,000, plus costs and other damages. No evaluation of the likelihood of an outcome or reasonable estimate of range or potential loss can be made by legal counsel on the arbitration claim. The litigation filed seeks material damages of approximately $900,000. The Company's legal counsel expects that the outcome of the litigation will not have a material impact on the Company. The Company intends to vigorously defend itself against these actions; however, the ultimate outcome of these and any other actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

## Note 7 - Concentration of Credit Risk and Revenue

The Company has commissions receivable due from and a clearing deposit held at its clearing broker/dealer totaling $41,911, or approximately 70% of its total assets.

One of the Company's investment advisor representatives generated approximately 20% of the Company's total revenue and accounted for approximately 27% of the Company's compensation and related costs for the year ended June 30, 2017.

## Note 8 - Related Party Transactions

The Company entered into a consulting agreement (Agreement) initially effective January 1, 2007 and amended January 1, 2017 with the president and majority shareholder (Shareholder). The Agreement requires the Shareholder to advise the Company on corporate matters and day-to-day operations for a term of five years expiring December 31, 2022. Fees payable under this Agreement include: 1) consulting fees not to exceed $150,000 per year, plus 2) commissions and overrides generated by the Shareholder. Fees are invoiced monthly and totaled $105,849 for the year ended June 30, 2017, and are reflected in the accompanying statement of income as compensation and related costs. The Agreement was not consummated on terms equivalent to arm's length transactions.

**Note 9 - Off-Balance-Sheet Risk**

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

**Note 10 – Subsequent Events**

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2017, through August 22, 2017, the date which the financial statements were available to be issued.

Schedule I

**WORTH FINANCIAL GROUP INC.**
**Supplemental Information**
**Pursuant to Rule 17a-5**
**June 30, 2017**

**Computation of Net Capital**

| | |
|---|---|
| Total stockholders' equity qualified for net capital | $ 29,045 |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Commissions receivable | 1,312 |
| Property and equipment, net | 2,912 |
| Total deductions and/or charges | 4,224 |
| Net capital before haircuts on securities positions | 24,821 |
| Haircuts on securities: | |
| Cash equivalents - clearing deposit | 300 |
| Net Capital | $ 24,521 |
| Aggregate indebtedness | |
| Accounts payable | $ 10,854 |
| Accrued compensation | 19,586 |
| Total aggregate indebtedness | $ 30,440 |
| Computation of basic net capital requirement | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ 5,000 |
| Net capital in excess of minimum requirement | $ 19,521 |
| Ratio of aggregate indebtedness to net capital | 1.24 to 1 |

**Reconciliation of Computation of Net Capital**

The above computation does not differ from the computation of net capital under Rule 15c3 as of June 30, 2017 as filed by Worth Financial Group Inc. on Form X-17A-5. Accordingly no reconciliation is deemed necessary.

**Statement Regarding Changes in Liabilities Subordinated to Claims of General Cred**

No statement is required as no subordinated liabilities existed at any time during the year.

**Statement Regarding the Reserve Requirements and Possession or Control Requirem**

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors
Worth Financial Group Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Worth Financial Group Inc. identified the following provisions of 17 C.F.R.§15c3-3(k) under which Worth Financial Group Inc. claimed an exemption from 17 C.F.R.§240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Worth Financial Group Inc. stated that Worth Financial Group Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Worth Financial Group Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Worth Financial Group Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
August 22, 2017



5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

WORTH FINANCIAL GROUP
INC.
EST. 1983

16660 Dallas Pkwy Ste 2200
Dallas, Texas 75248
Phone:(469) 916-4287 Fax:(469) 916-3916

JIM W. CLARK
President

Worth Financial Group Inc. - Exemption Report

Worth Financial Group Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Jim Clark, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Worth Financial Group Inc.



Jim W. Clark
President
August 10, 2017